                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to ________


Commission file number   0-16998
                        ----------

A.    Full title of the plan:


                    DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                                Powell, OH 43065

                              REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Independent Auditors' Report

     Statements of Net Assets Available
        for Plan Benefits

     Statements of Changes in Net Assets
        Available for Plan Benefits

     Notes to Financial Statements

     Schedules:

       Assets Held for Investment Purposes
       Reportable Transactions

b)   Exhibits

       (23.1)  Independent Auditors' Consent
               Ernst & Young LLP


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 29, 1999               /s/ Jane H. Lagusch
     ---------------              -------------------------------------
                                  Jane H. Lagusch, Vice President

                                             Audited Financial Statements
                                                     and Schedules

                                                  Drug Emporium, Inc.
                                                 Employees 401(k) Plan

                                        Years ended December 31, 1998 and 1997
                                          with Report of Independent Auditors

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                  and Schedules


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors .........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits ........................................................2
Statements of Changes in Net Assets Available for Benefits .............................................6
Notes to Financial Statements .........................................................................10

Supplemental Schedules

Schedule of Assets Held for Investment Purposes........................................................15
Schedule of Reportable Transactions....................................................................16

                         Report of Independent Auditors

Administrative Committee of the
  Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Drug Emporium, Inc. Employees 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                    /s/ ERNST & YOUNG LLP

June 24, 1999

                         Drug Emporium, Inc. Employees 401(k) Plan

                             Statements of Net Assets Available
                             for Benefits, with Fund Information

                                                            DECEMBER 31, 1998
                                              ------------------------------------------------------------------------------


                                                   CASH           STABLE                            PATHWAY           PATHWAY
                                                INVESTMENT        VALUE            INCOME           SERIES             SERIES
                                                   TRUST           FUND             FUND            BALANCED        CONSERVATIVE
                                              ----------------------------------------------------------------------------------
Assets
Investments, at fair value
    Shares of registered
       investment companies                     $43,518         $1,490,318         $169,469         $2,005,290         $106,636
    Equity securities                                --                 --               --                 --               --
    Participants loans                               --                 --               --                 --               --
                                                -------------------------------------------------------------------------------
Total investments                                43,518          1,490,318          169,469          2,005,290          106,636

Receivables:
    Employer's contributions                         --             10,437            4,732             12,803            3,225
    Participants' contributions                      --              4,868            2,971              7,821            1,579
                                                -------------------------------------------------------------------------------
Total receivables                                    --             15,305            7,703             20,624            4,804

Net assets available for benefits               $43,518         $1,505,623         $177,172         $2,025,914         $111,440
                                                ===============================================================================


See accompanying notes.

                                    --------------------------------------------------------------------------------------------
                                                                                              DRUG
                                                                                            EMPORIUM
                                      PATHWAY       GROWTH &                                  INC.
                                      SERIES         INCOME     INTERNATIONAL DEVELOPMENT    COMMON        LOAN
                                      GROWTH          FUND           FUND        FUND        STOCK         FUND           TOTAL
                                    ---------------------------------------------------------------------------------------------
Assets
Investments, at fair value
    Shares of registered
       investment companies           $520,525     $5,582,612     $409,851     $571,597     $     --     $     --     $10,899,816
    Equity securities                       --             --           --           --      635,644           --         635,644
    Participants loans                      --             --           --           --           --      336,976         336,976
                                      -------------------------------------------------------------------------------------------
Total investments                      520,525      5,582,612      409,851      571,597      635,644      336,976      11,872,436

Receivables:
    Employer's contributions            12,880         49,224        9,774       14,446        3,479           --         121,000
    Participants' contributions          8,294         32,663        5,416        8,495        2,416           --          74,523
                                      -------------------------------------------------------------------------------------------
Total receivables                       21,174         81,887       15,190       22,941        5,895           --         195,523

Net assets available for benefits     $541,699     $5,664,499     $425,041     $594,538     $641,539     $336,976     $12,067,959
                                      ===========================================================================================


See accompanying notes.

                         Drug Emporium, Inc. Employees 401(k) Plan

                             Statements of Net Assets Available
                             for Benefits, with Fund Information

                                                            DECEMBER 31, 1997
                                              ------------------------------------------------------------------------------


                                                    STABLE                         PATHWAY        PATHWAY          PATHWAY
                                                     VALUE          INCOME         SERIES          SERIES          SERIES
                                                     FUND            FUND         BALANCED      CONSERVATIVE       GROWTH
                                              ------------------------------------------------------------------------------
Assets
Investments, at fair value
    Shares of registered
       investment companies                       $ 1,175,056       $ 58,657     $ 1,879,156       $ 30,491       $ 219,312
    Equity securities                                      --             --              --             --              --
    Participants loans                                     --             --              --             --              --
                                              ------------------------------------------------------------------------------
Total investments                                   1,175,056         58,657       1,879,156         30,491         219,312

Receivables:
    Employer's contributions                            7,116          3,757          11,165          2,456          11,704
                                              ------------------------------------------------------------------------------
Total receivables                                       7,116          3,757          11,165          2,456          11,704

Net assets available for benefits                 $ 1,182,172       $ 62,414     $ 1,890,321       $ 32,947       $ 231,016
                                              ==============================================================================


See accompanying notes.

                                    ---------------------------------------------------------------------------------------------
                                                                                        DRUG
                                                                                      EMPORIUM
                                       GROWTH &                                         INC.
                                        INCOME      INTERNATIONAL    DEVELOPMENT       COMMON          LOAN
                                         FUND            FUND           FUND           STOCK           FUND           TOTAL
                                    ---------------------------------------------------------------------------------------------
Assets
Investments, at fair value
    Shares of registered
       investment companies             $5,137,537       $133,651       $276,909       $     --       $     --       $8,910,769
    Equity securities                           --             --             --        467,011             --          467,011
    Participants loans                          --             --             --             --        238,595          238,595
                                        ---------------------------------------------------------------------------------------
Total investments                        5,137,537        133,651        276,909        467,011        238,595        9,616,375

Receivables:
    Employer's contributions                48,007          8,997         13,290          3,575             --          110,067
                                        ---------------------------------------------------------------------------------------
Total receivables                           48,007          8,997         13,290          3,575             --          110,067

Net assets available for benefits       $5,185,544       $142,648       $290,199       $470,586       $238,595       $9,726,442
                                        =======================================================================================


See accompanying notes.

                    Drug Emporium, Inc. Employees 401(k) Plan

                  Statements of Changes in Net Assets Available
                       for Benefits, with Fund Information

                                                             YEAR ENDED DECEMBER 31, 1998
                                  --------------------------------------------------------------------------------------------------


                                      CASH         STABLE                     PATHWAY       PATHWAY         PATHWAY       GROWTH &
                                   INVESTMENT       VALUE      INCOME         SERIES         SERIES         SERIES         INCOME
                                      TRUST         FUND        FUND         BALANCED     CONSERVATIVE      GROWTH          FUND
                                  --------------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions               $    --    $  146,550    $  89,942     $   248,096     $  52,761     $ 298,675     $ 1,073,609
Employer contributions                    --        10,437        4,732          12,803         3,225        12,880          49,224
Interest and dividends                    11        80,260       10,773         123,137         5,530        25,775         540,621
Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments          --            --       (3,379)         21,588        (1,541)       16,887        (204,727)
                                     ----------------------------------------------------------------------------------------------
      Total additions                     11       237,247      102,068         405,624        59,975       354,217       1,458,727

DEDUCTIONS
Benefits paid to participants         21,366       107,434        8,555         168,482         1,578        20,856         720,736
Administrative expenses                    6         1,138            6             781            38            50             163
                                     ----------------------------------------------------------------------------------------------
      Total deductions                21,372       108,572        8,561         169,263         1,616        20,906         720,899

Transfers from (to) other funds       64,879       194,776       21,251        (100,768)       20,134       (22,628)       (258,873)

Net assets available for
    benefits at beginning of year         --     1,182,172       62,414       1,890,321        32,947       231,016       5,185,544
                                     ----------------------------------------------------------------------------------------------

Net assets available for
    benefits at end of year          $43,518    $1,505,623    $ 177,172     $ 2,025,914     $ 111,440     $ 541,699     $ 5,664,499
                                     ==============================================================================================


See accompanying notes.

                               ----------------------------------------------------------------------------------
                                                                         DRUG
                                                                       EMPORIUM
                                                                         INC.
                                     INTERNATIONAL    DEVELOPMENT       COMMON           LOAN
                                         FUND            FUND           STOCK            FUND             TOTAL
                               ----------------------------------------------------------------------------------
ADDITIONS
Employee contributions                 $ 227,384       $ 290,867       $  72,851       $     --      $  2,500,735
Employer contributions                     9,774          14,446           3,479             --           121,000
Interest and dividends                    43,963          53,147             628             --           883,845
Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments          (2,952)         (2,435)        149,201             --           (27,358)
                                       --------------------------------------------------------------------------
      Total additions                    278,169         356,025         226,159             --         3,478,222

DEDUCTIONS
Benefits paid to participants             25,728          35,547           9,969         14,253         1,134,504
Administrative expenses                       --              --              19             --             2,201
                                       --------------------------------------------------------------------------
      Total deductions                    25,728          35,547           9,988         14,253         1,136,705

Transfers from (to) other funds           29,952         (16,139)        (45,218)       112,634                --

Net assets available for
    benefits at beginning of year        142,648         290,199         470,586        238,595         9,726,442
                                       --------------------------------------------------------------------------

Net assets available for
    benefits at end of year            $ 425,041       $ 594,538       $ 641,539       $336,976      $ 12,067,959
                                       ==========================================================================


See accompanying notes.

                    Drug Emporium, Inc. Employees 401(k) Plan

                  Statements of Changes in Net Assets Available
                       for Benefits, with Fund Information

                                                             YEAR ENDED DECEMBER 31, 1997
                               -------------------------------------------------------------------------------------------------


                                        STABLE                  PATHWAY      PATHWAY       PATHWAY      GROWTH &
                                        VALUE      INCOME       SERIES        SERIES       SERIES        INCOME    INTERNATIONAL
                                         FUND       FUND       BALANCED    CONSERVATIVE    GROWTH         FUND         FUND
                               -------------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions               $  189,824    $40,957    $  294,904    $ 20,527     $ 143,200     $  896,619    $ 106,916
Employer contributions                    7,116      3,757        11,165       2,456        11,704         48,007        8,997
Interest and dividends                   48,987      1,847       130,601       1,263         7,523        531,955       14,511
Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments             --        318       151,258        (687)       (8,893)       643,493      (14,011)
                                    ------------------------------------------------------------------------------------------
      Total additions                   245,927     46,879       587,928      23,559       153,534      2,120,074      116,413

DEDUCTIONS
Benefits paid to participants            64,654      3,225       133,533         623         2,667        369,959        6,003
Administrative expenses                      38         --            25          --            --             19           --
                                    ------------------------------------------------------------------------------------------
      Total deductions                   64,692      3,225       133,558         623         2,667        369,978        6,003

Transfers from (to) other funds       1,000,937     18,760     1,435,951      10,011        80,149      3,435,448       32,238

Net assets available for
    benefits at beginning of year            --         --            --          --            --             --           --
                                    ------------------------------------------------------------------------------------------

Net assets available for
    benefits at end of year          $1,182,172    $62,414    $1,890,321    $ 32,947     $ 231,016     $5,185,544    $ 142,648
                                    ==========================================================================================


See accompanying notes.

                               ---------------------------------------------------------------------------------------------

                                                          CASH         RETIREMENT         INCOME AND           GROWTH
                                       DEVELOPMENT     MANAGEMENT     PRESERVATION          GROWTH          OPPORTUNITIES
                                          FUND            FUND           TRUST               FUND               FUND
                               ---------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions                  $ 167,363        $    --        $  72,764        $   169,899        $   326,623
Employer contributions                     13,290             --               --                 --                 --
Interest and dividends                     25,283            208           13,238             12,511                355
Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments          (19,458)            --               --             57,053            131,717
                                        ------------------------------------------------------------------------------------
      Total additions                     186,478            208           86,002            239,463            458,695

DEDUCTIONS
Benefits paid to participants               5,243             --           25,293             59,147            116,177
Administrative expenses                        --             --               --                 --                 --
                                        ------------------------------------------------------------------------------------
      Total deductions                      5,243             --           25,293             59,147            116,177

Transfers from (to) other funds           108,964         (3,430)        (998,309)        (1,676,267)        (3,327,172)

Net assets available for
    benefits at beginning of year              --          3,222          937,600          1,495,951          2,984,654
                                        ------------------------------------------------------------------------------------

Net assets available for
    benefits at end of year             $ 290,199        $    --        $      --        $        --        $        --
                                        ====================================================================================


                                               ------------------------------------------
                                                 DRUG
                                               EMPORIUM
                                                 INC.
                                                COMMON           LOAN
                                                 STOCK           FUND             TOTAL
                                               ------------------------------------------
ADDITIONS
Employee contributions                         $  98,784        $     --       $2,528,380
Employer contributions                             3,575              --          110,067
Interest and dividends                                --              --          788,282
Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments                 140,126              --        1,080,916
                                               ------------------------------------------
      Total additions                            242,485              --        4,507,645

DEDUCTIONS
Benefits paid to participants                     62,759          12,200          861,483
Administrative expenses                               --              --               82
                                               ------------------------------------------
      Total deductions                            62,759          12,200          861,565

Transfers from (to) other funds                 (262,730)        145,450               --

Net assets available for
    benefits at beginning of year                553,590         105,345        6,080,362
                                               ------------------------------------------

Net assets available for
    benefits at end of year                    $ 470,586        $238,595       $9,726,442
                                               ==========================================


See accompanying notes.

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Drug Emporium, Inc. and its subsidiaries (the Company) who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary matching contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after four years of credited service.

                    Drug Emporium, Inc. Employees 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The Plan's investments are held by Scudder Trust Company. Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options.

Scudder Stable Value Fund -- A collective investment trust which invests primarily in high-quality instrument, including guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts. These synthetic contracts are composed of triple-A-rated securities and high-quality bond portfolios wrapped by insurance companies or banks rated AA or higher.

Scudder Income Fund -- A mutual fund that invests primarily in high-grade corporate bonds and government securities.

Scudder Pathway Series - Conservative -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-80% in bond funds, 20%-50% in stock funds, and 0%-15% in stable value funds.

Scudder Pathway Series - Balanced -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-70% stock funds, 25%-60% in bond funds, and 0%-10% in stable value funds.

Scudder Pathway Series - Growth -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 60%-90% in stock funds, 10%-40% in bond funds, and 0%-5% in stable value funds.

Scudder Growth and Income Fund --A mutual fund that primarily invests in common and preferred stocks and convertible securities of established companies.

Scudder International Fund -- A mutual fund that primarily invests in foreign stocks of established companies.

Scudder Development Fund -- A mutual fund that typically invests in small, emerging, or developing companies.

Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug Emporium, Inc., Common Stock through an investment company.

                    Drug Emporium, Inc. Employees 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate determined monthly. Principal and interest is paid ratably, through bi-weekly payroll deductions.

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested value of his or her account upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue and terminate the Plan subject to the provisions of ERISA. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Substantially all administrative expenses of the Plan are paid by the Company.

                    Drug Emporium, Inc. Employees 401(k) Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INCOME TAX STATUS

With the change in the Plan Trustee effective April 1, 1997, the Company established a new Plan agreement consisting of a Scudder Prototype 401(k) Plan. The provisions of the new Plan are similar to the provisions of the prior Plan. The Internal Revenue Service ruled on January 18, 1995 that the Plan in effect prior to April 1, 1997 qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust was not subject to tax under present income tax law.

The Plan intends to apply for a determination letter from the Internal Revenue Service stating that the Scudder Prototype 401(k) Plan adopted effective April 1, 1997 is qualified under Section 401(a) of the IRC. However, the Company represents that the Plan is qualified and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC and ERISA to maintain its tax-exempt status. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1998 and 1997, the Plan owned 124,027 and 118,598 shares of the Company's common stock, respectively. The Plan purchased 41,376 and 28,102 shares in 1998 and 1997 for $172,486 and $128,426, respectively. The Plan sold 35,947 and 35,680 shares in 1998 and 1997 for $147,789 and $165,198, respectively. The market value of the Company's common stock at December 31, 1998 and 1997 was based on quoted market values. At December 31, 1998, the market value of Drug Emporium, Inc. Common Stock was approximately $5.13 per share. There were no cash dividends received during the years ended December 31, 1998 and 1997 from the Company.

                    Drug Emporium, Inc. Employees 401(k) Plan

5.  YEAR 2000 (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by September of 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the third quarter of 1999. If modification of data processing systems of either the Plan, Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                    Drug Emporium, Inc. Employees 401(K) Plan
                            EIN: 31-1064888 Plan: 001
                 Schedule of Assets Held for Investment Purposes

                                December 31, 1998




    Identity of Issue, Borrower,                        DESCRIPTION                                      CURRENT
       Lessor or Similar Party                           OF ASSET                      COST               VALUE
-----------------------------------------------------------------------------------------------------------------------
Scudder Trust Company:

Cash Investment Trust                                    43,518 shares           $    43,518         $    43,518

Stable Value Fund                                     1,490,318 shares             1,490,318           1,490,318

Income Fund                                              12,800 shares               172,604             169,469

Pathway Series Balanced                                 153,544 shares             1,885,627           2,005,290

Pathway Series Conservative                               8,377 shares               108,879             106,636

Pathway Series Growth                                    37,529 shares               513,385             520,525

Growth and Income Fund                                  212,186 shares             5,388,435           5,582,612

International Fund                                        8,416 shares               431,671             409,851

Development Fund                                         15,178 shares               590,520             571,597

Drug Emporium, Inc. Common Stock                        124,027 shares               562,531             635,644

Participant Loans                                       5% - 6% par                       --             336,976
                                                                          ---------------------------------------

                                                                                 $11,187,488         $11,872,436
                                                                          =======================================

                    Drug Emporium, Inc. Employees 401(K) Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                     CURRENT
                                                                                                      VALUE
                                                                                                   OF ASSET ON         NET
    Identity of Party                DESCRIPTION             PURCHASE    SELLING       COST OF      TRANSACTION       GAIN
        Involved                      OF ASSET                PRICE       PRICE         ASSET          DATE          (LOSS)
---------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets.

Scudder Trust Company     Stable Value Fund
                            116 sales, 289,659 shares              --    289,659       289,659        289,659           --
                            161 purchases, 604,920 shares     604,920         --       604,920        604,920           --

Scudder Trust Company     Pathway Series-Balanced
                            124 sales, 21,142 shares               --    297,875       272,389        297,875       25,486
                            82 purchases, 30,421 shares       402,420         --       402,420        402,420           --

Scudder Trust Company     Growth and Income Fund
                            143 sales, 42,768 shares               --  1,200,606     1,053,411      1,200,606      147,195
                            120 purchases, 62,126 shares    1,850,995         --     1,850,995      1,850,995           --


There were no Category (i), (ii) or (iv) reportable transactions.